                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2


                               ISONICS CORPORATION
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                Richard Grossman
                               259 Oakford Street
                         West Hempstead, New York 11552
                                 (516) 539-1993
   ---------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 19, 2002
 ---------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

                                    464895101
                         -------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD GROSSMAN
- ------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
- ------------------------------------------------------------------------------
3.       SEC USE ONLY

- ------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
- ------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             1,144,446
      EACH               -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                         1,144,446
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,144,446
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]

- ------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

8.8%
- ------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ORIN HIRSCHMAN
- ------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
- ------------------------------------------------------------------------------
3.       SEC USE ONLY

- ------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
- ------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         33,333
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            1,111,113
      EACH               -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              33,333
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                         1,111,113
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,144,446
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

8.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            922,223
       EACH              -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER


                         922,223
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

922,223
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

7.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           ------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            922,223
      EACH               -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                         922,223
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

922,223
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

7.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

DIAMOND CAPITAL MANAGEMENT INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            188,890
       EACH              -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER


                         188,890
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

188,890
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

1.6 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENTS, LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     WNED BY             188,890
      EACH               -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER


                         188,890
                         -------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

188,890
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

1.6 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD AND ANA GROSSMAN JTWROS
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                  (a) [X]
                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                         33,333
     NUMBER OF           -------------------------------------------------------
      SHARES             8.       SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH              -------------------------------------------------------
    REPORTING            9.       SOLE DISPOSITIVE POWER
     PERSON
      WITH:              33,333
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER


                         0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

33,333
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                  [X]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

0.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the shares of Common Stock, no par value per share (the "Shares"), of Isonics Corporation, a California corporation (the "Company"), into which shares of Series A Convertible Preferred Stock are convertible. The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, Colorado 80403.

Item 2.  Identity and Background.

         (a) This Statement is filed by Richard Grossman and Orin Hirschman by virtue of their direct beneficial ownership of shares and as the owner of each of Adam Smith Capital Management LLC ("ASCM") and Diamond Capital Management Inc. ("DCM"); by DCM by virtue of being the Investment Manager of Adam Smith Investments, Ltd., a British Virgin Islands corporation ("ASI"); by ASCM, by virtue of being the sole general partner of Adam Smith Investment Partners, L.P. ("ASIP"); by ASIP by virtue of its direct beneficial ownership of Shares, and by Richard and Ana Grossman JTWROS by virtue of their direct beneficial ownership of Shares. By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity.

         (b) The principal executive offices of ASCM, ASIP, DCM are c/o Richard Grossman, 259 Oakford Street, West Hempstead, NY 11552 and c/o Orin Hirschman, 1231 East 10th Street, Brooklyn, NY 11230. The business address of Richard Grossman and Ana Grossman JTWROS is 259 Oakford Street, West Hempstead, NY 11552. The business address of Orin Hirschman is 1231 East 10th Street, Brooklyn, NY 11230. The address of the principal executive offices of ASI is c/o Insinger Fund Administration (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

         (c) ASCM and DCM provide investment advisory services. ASI and ASIP are investment vehicles. Each of Richard Grossman and Orin Hirschman's principal business is acting as an officer and/or director of ASCM and DCM.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ASCM is a New York limited liability company. DCM is a New York corporation. ASI is a British Virgin Islands corporation. ASIP is a New York limited partnership. Richard Grossman, Ana Grossman, and Orin Hirschman are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Since the filing of Amendment No. 1 to the Schedule 13D on February 22, 2002 the Reporting Persons have not purchased or sold any shares. The changes in aggregate beneficial ownership of each Reporting Person are the result of the expiration of warrants held by Reporting Persons and a reduction in the conversion price of the shares of Series A Convertible Preferred Stock held by Reporting Persons due to the operation of anti-dilution provisions.

Item 4.  Purpose of Transaction.

     Each of the reporting persons acquired the securities that are the subject of this Schedule 13D (the "Securities") for investment only. Depending upon their evaluations of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Securities, the effective yield on the Securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional Securities, dispose of all or a portion of the Securities that it holds, or cease buying or selling the Securities. Any such additional purchases or sales of the Securities may be in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) All of the Shares beneficially owned by the Reporting Persons are issuable upon conversion of Series A Preferred Stock. The Company, as of November 30, 2002, had outstanding 11,852,795 shares of Common Stock. As of December 19, 2002: Richard Grossman is the direct beneficial owner of 33,333 Shares, and the indirect beneficial owner of 1,111,113 Shares, representing beneficial ownership of 8.8% of the Shares; Orin Hirschman is the direct beneficial owner of 33,333 Shares, and the indirect beneficial owner of 1,111,113 Shares, representing beneficial ownership of 8.8% of the shares; ASI is the direct beneficial owner of 188,890 Shares, representing beneficial ownership of 1.6% of the Shares; DCM is the indirect beneficial owner of 188,890 Shares, representing beneficial ownership of 1.6% of the Shares; ASIP is the direct beneficial owner of 922,223, representing beneficial ownership of 7.2% of the Shares; ASCM is the indirect beneficial owner of 922,223 Shares, representing beneficial ownership of 7.2% of the Shares.; Richard and Ana Grossman JTWROS are the direct beneficial owners of 33,333 shares, representing beneficial ownership of 0.5%.

         (b) Richard Grossman has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,144,446 Shares of which he may be deemed the beneficial owner. Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 33,333 Shares of which he may be deemed the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,111,113 Shares of which he may be deemed the beneficial owner. ASCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 922,223 Shares of which it may be deemed the beneficial owner. ASIP has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 922,223 Shares of which it may be deemed the beneficial owner. DCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 188,890 Shares of which it may be deemed the beneficial owner. ASI has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 188,890 Shares of which it may be deemed the beneficial owner. Richard and Ana Grossman JTWROS have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 33,333 Shares.

         (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         All the Reporting Persons other than ASC are party to the Subscription Agreement, dated July 29, 1999, previously filed as Exhibit B to Schedule 13D filed by the Reporting Persons on August 12, 1999, which is hereby incorporated in its entirety by this reference. All the Reporting Persons are party to the Registration Rights Agreement, dated July 29, 1999, previously filed by the Company as Exhibit 5 to its Form 8-K, dated August 12, 1999, which is hereby incorporated in its entirety by this reference.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A:      Joint Filing Statement

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


December 27, 2002.


                           /s/ Richard Grossman

                           /s/ Orin Hirshman

                           ADAM SMITH CAPITAL MANAGEMENT LLC

                           By: /s/ Richard Grossman

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                           By:      ADAM SMITH CAPITAL MANAGEMENT LLC

                                    By: /s/ Richard Grossman

                           DIAMOND CAPITAL MANAGEMENT INC.

                           By: /s/ Richard Grossman

                           ADAM SMITH INVESTMENTS, LTD.

                           By:      DIAMOND CAPITAL MANAGEMENT INC.

                                    By: /s/ Richard Grossman

                           ADAM SMITH & COMPANY, INC.

                           By: /s/ Richard Grossman

                           RICHARD AND ANA GROSSMAN JTWROS

                           /s/  Richard Grossman

                           /s/  Ana Grossman

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Isonics Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 27, 2002.

                           /s/ Richard Grossman

                           /s/ Orin Hirschman

                           ADAM SMITH CAPITAL MANAGEMENT LLC

                           By: /s/ Richard Grossman

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                           By:      ADAM SMITH CAPITAL MANAGEMENT LLC

                                    By: /s/ Richard Grossman

                           DIAMOND CAPITAL MANAGEMENT INC.

                           By: /s/ Richard Grossman

                           ADAM SMITH INVESTMENTS, LTD.

                           By:      DIAMOND CAPITAL MANAGEMENT INC.

                                    By: /s/ Richard Grossman

                           ADAM SMITH & COMPANY, INC.

                           By: /s/ Richard Grossman

                           RICHARD AND ANA GROSSMAN JTWROS

                           /s/ Richard Grossman

                           /s/  Ana Grossman